Exhibit 99.1

Anchiano Therapeutics Ltd.

Consolidated Interim Financial Statements

September 30, 2019

Anchiano Therapeutics Ltd.

Condensed Consolidated Interim Financial Statements as of September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

$ thousands

		September 30, 2019*	December 31, 2018
	Note	(Unaudited)

Assets
Cash and cash equivalents		23,242	7,517
Receivables		1,236	3,403

Total current assets		24,478	10,920
Non-current assets
Intangible assets	4E	3,346	-
Long-term prepaid expenses		958	1,115
Right-of-use assets		1,566	-
Long-term pledged deposits		129	120
Asset for employee benefits, net		10	34
Fixed assets, net		370	385

Total non-current assets		6,379	1,654

Total assets		30,857	12,574
Liabilities
Trade payables		924	396
Other payables		3,751	2,021
Short-term employee benefits		962	644
Short-term lease liabilities		505	-
Derivative instruments	4A	9,171	6,975

Total current liabilities		15,313	10,036
Non-current liabilities
Long-term lease liabilities		992	-
Derivative instruments	4A	5,266	3,628
Total non-current liabilities		6,258	3,628

Total liabilities		21,571	13,664
Contingent liabilities and commitments
Equity
Share capital		-	-
Additional paid-in capital		116,125	70,595
Currency translation differences reserve		872	872
Capital reserve from share-based payments		4,611	3,566
Accumulated loss		(112,322)	(76,123)

Total equity (deficiency)		9,286	(1,090)

Total liabilities and equity		30,857	12,574

Dennison Veru	Dr. Frank Haluska	Jonathan Burgin
Interim Chairman	Chief Executive Officer	Chief Operating Officer & Chief Financial Officer

*	See Note 3 - Initial application of new standards

Date of approval of the financial statements: November 14, 2019

The accompanying notes are an integral part of the consolidated interim financial statements.

Anchiano Therapeutics Ltd.

Condensed Consolidated Interim Statements of Operations (Unaudited)

$ thousands (Other than per share amounts)

	For the nine-month period ended		For the three-month period ended
	September 30,	September 30,	September 30,	September 30,
	2019*	2018	2019*	2018

Research and development expenses	8,963	5,722	2,233	1,372
General and administrative expenses	4,811	4,346	1,664	1,133

Operating loss	13,774	10,068	3,897	2,505

Financing income	(331)	(12)	(130)	(12)
Financing expense	22,886	953	12,584	72

Financing expense, net	22,555	941	12,454	60

Loss before taxes on income	36,329	11,009	16,351	2,565

Income tax	(154)	461	(433)	68

Net loss for the period	36,175	11,470	15,918	2,633

Loss per share (in $):

Basic and diluted loss*	1.08	0.98	0.43	0.17

Number of shares used to compute basic and diluted loss per share (thousands of shares)	33,551	11,666	37,099	15,574

* See Note 3 - Initial application of new standards

The accompanying notes are an integral part of the consolidated interim financial statements.

Anchiano Therapeutics Ltd.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Loss (Unaudited)

$ thousands

	For the nine-month period ended		For the three-month period ended
	September 30,	September 30,	September 30,	September 30,
	2019*	2018	2019*	2018

Net loss for the period	36,175	11,470	15,918	2,633

Other comprehensive income items that will not be transferred to statement of operations

Re-measurement of defined benefit plan Currency translation difference	24	(325)	-	15

Total comprehensive loss for the period	36,199	11,145	15,918	2,648

* See Note 3 - Initial application of new standards

The accompanying notes are an integral part of the consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity (Deficiency) (Unaudited)

$ thousands

	Share capital	Additional paid-in capital	Currency translation differences reserve	Capital reserve from share-based payments	Accumulated loss	Total equity (Deficiency)

For the nine-month period ended September 30, 2019 *
Balance as at January 1, 2019	-	70,595	872	3,566	(76,123)	(1,090)
Issuance of shares, net	-	26,500	-	-	-	26,500
Price protection rights	-	19,006	-	-	-	19,006
Expiration of options	-	24	-	(24)	-	-
Share-based payment	-	-	-	1,069	-	1,069
Comprehensive loss for the Period	-	-	-	-	(24)	(24)
Net loss for the period	-	-	-	-	(36,175)	(36,175)

Balance as of September 30, 2019	-	116,125	872	4,611	(112,322)	9,286

For the nine-month period ended September 30, 2018
Balance as of January 1, 2018	-	60,043	457	1,767	(62,876)	(609)
Issuance of shares, net	-	10,419	-	-	-	10,419
Exercise of options	-	7	-	(1)	-	6
Share-based payment	-	-	-	1,562	-	1,562
Comprehensive income for the Period	-	-	325	-	-	325
Net loss for the period	-	-	-	-	(11,470)	(11,470)

Balance as of September 30, 2018	-	70,469	782	3,328	(74,346)	233

* See Note 3 - Initial application of new standards

The accompanying notes are an integral part of the consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

$ thousands

	For the nine-month period ended
	September 30,	September 30,
	2019*	2018

Cash flows from operating activities
Loss for the period	(36,175)	(11,470)
Financing expenses, net	22,531	866
Depreciation	70	46
Share-based payments	1,069	1,562
Taxes on income	(154)	461
Right-of-use depreciation	347	-
Change in receivables	1,477	(2,414)
Change long-term prepaid expenses	70	(803)
Change in trade payables	913	706
Change in other payables	(382)	(314)
Change in employee benefits	318	400
Taxes paid	(605)	(244)
Interest paid	(6)	(23)
Interest received	331	4

Net cash used in operating activities	(10,196)	(11,223)
Cash flows from investing activities
purchase of Intangible Assets	(250)	-
Change in long pledged deposits	-	(125)
Purchase of fixed assets	(96)	(187)

Net cash used in investing activities	(346)	(312)
Cash flows from financing activities
Receipt of loan from bank	-	1,050
Repayment of loan from bank	-	(1,033)
Receipt of loan from controlling shareholder	-	3,000
Repayment of loan from controlling shareholder	-	(3,000)
Payment for lease liabilities	(367)	-
Proceeds from issuance of warrants and derivative instruments	-	11,989
Proceeds from issuance of shares	30,500	10,911
Issuance costs	(3,879)	(1,755)

Net cash provided by financing activities	26,254	21,162

Increase in cash and cash equivalents	15,712	9,627

Cash and cash equivalents at the beginning of the period	7,517	1,454

Effect of exchange rate differences on cash and cash equivalents	13	(169)

Cash and cash equivalents at the end of the period	23,242	10,912

* See Note 3 - Initial application of new standards

The accompanying notes are an integral part of the consolidated interim financial statements.

Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2019 (Unaudited)

Note 1 - General

A.	Anchiano Therapeutics Ltd. (the “Company”) is incorporated in Israel. The official address of the Company is 1/3 High Tech-Village, Givat Ram, Jerusalem Israel. The Company’s American Depositary Shares (“ADSs”), each representing five of the Company’s ordinary shares with no par value are traded on the Nasdaq Capital Market since Febuary 2019 using the symbol “ANCN”, while its ordinary shares were traded on the Tel Aviv Stock Exchange between August 2006 and June 2019.

B.    Definitions

In these financial statements -

(1)	The Company - Anchiano Therapeutics Ltd. (formerly BioCanCell Ltd.).

(2)	Subsidiaries - The Company’s subsidiary, Anchiano Therapeutics Israel Ltd. (formerly BioCancell Therapeutics Israel Ltd.) and its subsidiary Anchiano Therapeutics, Inc. (formerly BioCancell USA, Inc.), whose financial statements are fully consolidated with those of the Company and which are wholly owned and controlled by the Company.

(3)	The “Anchiano Group”, the “Group”, or “Anchiano” - The Company and the Subsidiaries.

(4)	Dollars or “$” - U.S. dollars.

C.	The reporting entity

The condensed consolidated interim financial statements of the Company as of September 30, 2019 include those of the Company and of the Subsidiaries.

The Anchiano Group is engaged in research and development of drugs for the treatment of cancer. The Group’s products are in the development stage. Therefore, there is no certainty regarding the Group’s ability to complete development of the products, obtain regulatory permits, and achieve marketing success. The Company has incurred recurring losses from operations. The continuation of the stages of development related to the Company’s planned activities depends on future events, including raising additional capital and achieving operational profitability. The Company is working to raise the capital needed for its continuing operations, although, as of the date of the statement of financial position, there is significant doubt as to the Company’s ability to continue operating as a “going concern”. As of the signing date of the financial statements, and based on the Group’s assessments, its financial resources are expected to suffice until the fourth quarter of 2020.

These financial statements do not include any measurement or presentation adjustments for assets and liabilities that would be required if the Group does not continue operating as a going concern.

Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2019 (Unaudited)

Note 2 - Basis of Financial Statement Presentation

A.             Declaration of Compliance with International Financial Reporting Standards

The condensed consolidated interim financial statements were prepared by the Group in conformity with IAS 34 Interim Financial Reporting. They do not include all the information required in full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2018, which were prepared in conformity with IFRS as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on November 14, 2019.

B.            Change in functional currency

The Company’s management has determined that as a result of a significant increase in the Group’s activities in the USA, including the initiation of a pivotal clinical trial and an initial public offering on the Nasdaq, the Group’s functional currency, best representing the Group’s economic activity, shall be the U.S. dollar as of January 1, 2019. The change in functional currency is accounted for prospectively from the date of change.

C.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Except as described below and that mentioned in Note 3, the significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements

The Company uses critical estimates to measure the fair value of derivative instruments.

Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2019 (Unaudited)

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies applied in these condensed consolidated interim financial statements and their effect:

Initial application of new standards, amendments to standards and interpretations

As from January 1, 2019, the Group applies the new standards and amendments to standards described below:

IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets. Assets leased under a finance lease included mainly office buildings and office furniture.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are capitalized to assets and written down as depreciation and amortization expenses. Furthermore, leased assets, which were classified as finance leases at inception of the lease and were recognized in the statement of financial position as fixed assets, were reclassified as right-of-use assets.

The Group elected to apply the standard using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019 and without a restatement of comparative data. In respect of all the leases, the Group elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the Group’s equity at the date of initial application

Impact of the application of IFRS 16 in the reporting period

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized right-of-use assets (including investment property) and lease liabilities as at September 30, 2019 in the amount of $1,566 thousand and $1,497 thousand, respectively.

Furthermore, instead of recognizing lease expenses in relation to those leases, during the nine-month period ended September 30, 2019 the Group recognized additional depreciation expenses in the amount of $347 thousand and additional financing expenses in the amount of $42 thousand.

Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2019 (Unaudited)

Note 3 - Significant Accounting Policies (cont'd)

Initial application of new standards, amendments to standards and interpretations (cont’d)

IFRS 16, Leases (cont'd)

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The discount rates used to measure the lease liability range between 2.7% and 5.3% . This range is affected by differences in the lease term, differences between asset groups, and so forth.

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2019:

(1)       Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)       The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)       The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

(2)       Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

The Group has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

(3)       The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

•	Buildings and lab	3-5 years
•	vehicles	3 years

Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2019 (Unaudited)

Note 4 - Significant EventS during the Report Period

A.	On February 14, 2019, the Company closed an initial public offering of 2,652,174 ADSs, each representing five ordinary shares of the Company (in total, 13,260,870 ordinary shares), at $11.50 per ADS, resulting in gross proceeds of $30.5 million. Pursuant to price protection rights granted to private investors in 2018 and activated in the offering, the Company allocated an additional 8,262,800 ordinary shares (equivalent to 1,652,560 ADSs) to rights holders and adjusted their warrants to be exercisable for an additional 6,207,330 ordinary shares (equivalent to 1,241,466 ADSs). As a result of that the company recorded an additional $19M to equity. The fair value as of the transaction date of the Derivative Financial Instrument - price protection mechanism was approximately $19 million and the difference in the fair value of $12 million is recognized in the statement of operations as financing expenses.

In addition, as of September 30, 2019, the fair value of the Derivative Financial Instrument relating to the warrants and price protection is $14.4 million. The change in fair value between January 1, 2019 and September 30, 2019 was $22.8 million, which was recognized in the statement of operations as financing expenses. The Company used the Probability-Weighted Expected Return Method. The main assumptions underlying the calculation were a share price of $0.46, expected volatility of 57%, a risk-free interest rate range of 1.56% to 1.75%, and no dividend payments during the valuation period.

B.	At the Company’s request, the TASE de-listed the Company’s ordinary shares from trade on the TASE on June 17, 2019. The Company’s ADSs, each representing five of its ordinary shares, remain traded on the Nasdaq Capital Market under the symbol “ANCN”, and the Company continues to report in accordance with U.S. securities law and Nasdaq rules.

C.	In July 2019, a general meeting of the Company’s shareholders ratified a resolution of the Company’s Board of Directors from May 2019, amending the annual salary of the Company’s CEO, Dr. Frank Haluska, to $480,000 commencing May 1, 2019, and an allocation of options to him to purchase 422,090 ordinary shares (equivalent to 84,418 ADSs).

D.	In July 2019, the Company allocated options exercisable into 1,456,590 ordinary shares of the Company (equivalent to 291,318 ADSs) to employees and directors of the Company and its fully-owned subsidiaries (including as described in Note 4C above), at a total cost of approximately $712 thousand. The options were granted following the approval of a general meeting of the Company’s shareholders to which part of the allocation was subject.

E.	The Company expects to receive a tax refund, pursuant to its tax return for the 2018 financial year, and has updated its tax provision for 2019 accordingly.

F.	In September 2019, the Company announced that its fully-owned subsidiary Anchiano Therapeutics, Inc. entered into a collaboration and license agreement with ADT Pharmaceuticals, LLC (“ADT”). Pursuant to the terms and conditions set forth in the agreement, the parties agreed to use commercially reasonable efforts to conduct research and development activities of novel small-molecule inhibitors (RAS and PDE10/β-catenin) under the oversight of a joint steering committee established by the parties. As part of the arrangement, Anchiano will be primarily responsible for the research, development, manufacturing and regulatory activities and ADT will assist with the research activities as necessary in exchange for a quarterly fee from Anchiano. In connection with the agreement, ADT also granted Anchiano exclusive rights to research, develop, manufacture and commercialize the aforementioned compounds relating to patents owned by ADT and any products containing such compounds worldwide. In consideration for the rights granted under the agreement, Anchiano will pay ADT (i) a $3 million upfront fee; (ii) a fee upontransfer of the know-how and intellectual property rights to the Company; and then (iii) additional payments, including milestone and royalty payments. Anchiano may terminate the agreement at any time in its entirety or on a compound-by-compound basis after providing 90 days written notice to ADT. $250 thousand of the upfront fee was paid during the period, with the remainder recorded as a short-term liability. The Company accounted for the upfront fee as an intangible asset, in accordance with IAS 38.

Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2019 (Unaudited)

Note 4 - Significant EventS during the Report Period (CONT’D)

G.	In November 2019, after a thorough evaluation of data, Anchiano determined there was a low probability of surpassing the pre-defined futility threshold at the planned interim analysis of its Phase 2 Codex study, evaluating the gene therapy inodiftagene vixteplasmid in patients with BCG-unresponsive non-muscle-invasive bladder cancer (NMIBC), and announced the discontinuation of the study. The Group took steps to notify study investigators that enrollment and further treatment of patients on trial should stop immediately and is working to close the study. The Company will now devote its resources to the small-molecule pan-RAS inhibitor and PDE10/β-catenin inhibitor programs, described in Note 4F above. The Company is in the process of examining the costs involved in shutting down the clinical study and is not yet able to determine the expense that will be recorded in the fourth quarter of 2019 as a result of shutting down the clinical study.